SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Aerohive Networks, Inc.

(Name of Subject Company)

Aerohive Networks, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number of Class of Securities)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Baudler & Robert Ishii Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 1011 McCarthy Boulevard Milpitas, California 95035 (408) 510-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aerohive Networks, Inc., a Delaware corporation (“Aerohive” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 (together with any subsequent amendments and supplements thereto, including this Amendment No. 1, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Extreme Networks, Inc., a Delaware corporation (“Extreme”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Extreme with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of $4.45 per Share, in cash (the “Offer Price”), without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second sentence in the third paragraph under the subheading “HSR Act” under the heading “Regulatory Approvals” on page 40 of the Schedule 14D-9 is deleted and replaced with the following sentences:

“On July 16, 2019, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AEROHIVE NETWORKS, INC.

By:	/s/ David K. Flynn
Name:	David K. Flynn
Title:	President and Chief Executive Officer Chair of the Board of Directors

Dated: July 18, 2019